SUTCLIFFE RESOURCES LTD.

Information Circular - Proxy Statement
for the Annual Meeting to be held on January 30, 2006

PROXIES

Solicitation of Proxies

     This information circular-proxy statement is furnished in connection with the solicitation of proxies for use at our annual meeting of shareholders to be held at 10:00 a.m. (Vancouver time) on Monday, January 30, 2006 in the Board Room at 420, 625 Howe Street, Vancouver, British Columbia, and at any adjournment thereof. Forms of proxy must be addressed to and reach our President, c/o Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9, not less than 24 hours before the time for holding the meeting or any adjournment thereof. Only shareholders of record at the close of business on December 30, 2005 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee’s name be included on the list of shareholders.

     The form appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

     The persons named in the enclosed form of proxy are our officers or directors. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Common Shares

     The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

     Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications ("ADP"). ADP mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to ADP well in advance of the meeting in order to have the shares voted.

Revocability of Proxy

     You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

     This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

     The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in the form of proxy. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

Supplemental Mailing List

     Under National Instrument 51-102, adopted by the Canadian Securities Administrators, a securityholder who wishes to receive interim financial statements from us must deliver a written request for such material to us, together with a signed statement that the securityholder is the owner of securities (other than debt instruments). As a result, if you wish to receive our interim financial statements, you are encouraged to complete and return the enclosed form in order to be added to our supplemental mailing list.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     We are authorized to issue an unlimited number of common shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at December 30, 2005, there were 28,191,625 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own. A quorum for the transaction of business at the meeting is at least a person or persons present in person holding or representing in the aggregate not less than 5% of the common shares entitled to be voted at the meeting.

     To the knowledge of our directors and officers, as at December 30, 2005 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the common shares.

     As at December 30, 2005, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 3,612,000 common shares or approximately 12.8% of the issued and outstanding common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

     At the meeting, shareholders will be asked to fix the number of directors to be elected at the meeting at four (4) members and to elect three (3) directors to serve until the next annual meeting, or until their respective successors have been elected or appointed.

     Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at four (4) members, and in favour of the election as directors of the three (3) nominees set forth below:

                              Laurence Stephenson
                              Glen J. Indra
                              Robert Maddigan

     In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

     The persons named above are all presently directors and have served continuously as such since the date they first became directors as set forth below.

     The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of December 30, 2005, are as set forth below.

	Number of Common	Offices Held
Name, Province and	Shares Beneficially	and Time as
Country of Residence	Owned or Controlled	Director	Principal Occupation

Laurence Stephenson (1)	1,347,000	President and	President and Director of Sutcliffe
British Columbia, Canada		Director since	since March 1, 2001 and President of
		March 1, 2001	Geofin Inc. geological and financial
consultants, since July 1985.

Glen J. Indra(1)	1,255,000	Director since	President and Chief Executive Officer
British Columbia, Canada		June 4, 1996	of Starfield Resources, a TSX Venture
Exchange listed company, which is
currently developing a base and
precious metal resource in Nunavut
Territory, Canada since November
1997 and President of Floralynn
Investments Ltd., a private investment
company, since February, 1992.

Robert Maddigan (1)		990,000 Director since	Project Manager for Ferguson Simek
Alberta, Canada		August 20,	Clark Architects & Engineers since
		1996	July, 1996.

Notes:

(1)	Member of the Audit Committee.
(2)	The Company does not have an Executive Committee.

        The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

Appointment of Auditors

     Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Gordon K. W. Gee Ltd., Chartered Accountants, Vancouver, British Columbia as our auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

     The following compensation information relates to amounts paid to our President. This individual is referred to as the "Named Executive Officer". None of our other executive officers received a salary and bonus exceeding, in the aggregate, $150,000 during the fiscal year ended December 31, 2004.

					Long-term
		Annual Compensation			Compensation
Name and Principal				Other Annual	Shares under	All Other
Position	Year	Salary	Bonus	Compensation(3)	Options Granted	Compensation
		($)	($)	($)	(#)	($)

Laurence Stephenson	2004	Nil (1)	Nil	30,000(2)	430,000	Nil
President and Chief	2003	Nil	Nil	30,000 (2)	Nil	Nil
Executive Officer	2002	Nil	Nil	22,500	Nil	Nil

Notes:

(1)	Mr. Stephenson was not paid a salary during the 12 months ended December 31, 2004.
(2)	Represents management fees of $2,500 per month.
(3)	The value of perquisites and benefits for the Named Executive Officer was not greater than the lesser of $50,000 and 10% of such officer's salary and bonus.

Long-term Incentive Plan Awards

     We made no long-term incentive plan awards during the fiscal year ended December 31, 2004.

Option Grants

     The following table details the grants of options to purchase common shares to the Named Executive Officers during the fiscal year ended December 31, 2004.

		% of Total		Market Value of
		Options Granted		Common Shares
	Options	to Employees in	Exercise	on the Date of
Name	Granted (1)	Financial Year	Price	Grant (2)	Expiry Date
	(#)	(%)	($/share)	($/share)

Laurence Stephenson	430,000	35.8	0.25	-	December 30, 2008

Note:

(1)	The options vest as to one-third on each of the date of grant and the first and second year anniversaries of the date of grant.

Option Exercises

     The following table sets forth information with respect to options exercised by the Named Executive Officer during fiscal year ended December 31, 2004.

		Aggregate	Unexercised Options at Year End
	Options	Value	Number of Options		Value of in-the-Money Options
Name	Exercised	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Laurence Stephenson	Nil	N/A	286,667	143,333	N/A	N/A

Compensation of Directors

     We do not currently pay compensation to our non-management directors in their capacity as such, nor are our directors paid for attendance at board meetings. Our directors are, however, reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as directors and are granted stock options from time to time as approved by the board of directors. At December 31, 2004, our non-management directors held an aggregate of 645,000 options exercisable at a price of $0.25 per share.

Employment Contracts and Termination of Employment Arrangements

     We do not have written employment contracts, agreements or termination of employment or "change of control" agreements with our Named Executive Officer.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     We have adopted a stock option plan (the "Plan") for our officers, directors, employees and consultants. The Plan permits the granting of options to purchase 2,326,780 common shares (being 20% of those outstanding as at December 31, 2004). The purpose of the Plan is to develop the interest of the aforementioned individuals in our growth and development by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in our company. The Plan also provides that:

(a)	any options granted pursuant to the Plan shall expire not later than five years after the date of grant;

(b)	any options granted pursuant to the Plan shall be non-assignable and non-transferable;

(c)	the number of common shares issuable pursuant to the Plan to any one person in any 12 month period shall not exceed 5% of the outstanding common shares;

(d)	the number of common shares issuable pursuant to the Plan to any one consultant in any 12 month period may not exceed 2% of the outstanding common shares;

(e)	the number of common shares issuable pursuant to the Plan to persons employed in investor relations activities may not exceed 2% of the outstanding common shares in any 12 month period;

(f)

the Plan provides that options shall terminate on the date the optionee ceases to be an employee, director or officer of, or consultant to, Sutcliffe Resources Ltd., provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options, and further provided that if the optionee has ceased to be an employee, director or officer of, or consultant to, Sutcliffe Resources Ltd. for any other reason, other than for cause, the optionee shall have not in excess of 90 days to exercise the options; and

(g)

unless disinterested shareholder approval is obtained, the number of common shares: (i) reserved for issuance to insiders of the Corporation may not exceed 10% of the issued and outstanding common shares; and (ii) which may be issued to insiders within a one year period may not exceed 10% of the issued and outstanding common shares.

     The board of directors determines the time during which options shall vest and the method of vesting, subject to the policies of any exchange on which the common shares are trading at the date of grant.

     The Plan is our only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at December 31, 2004.

Number of Securities
	Number of Common		Remaining Available for
	Shares to be Issued		Future Issuance Under
	Upon Exercise of	Weighted-Average	Equity Compensation
	Outstanding Options	Exercise Price of	Plans (excluding Securities
Plan Category	(a)	Outstanding Options	Reflected in Column (a))

Equity compensation plans	Nil	N/A	Nil
approved by securityholders

Equity compensation plans not	1,200,000	N/A	Nil
approved by securityholders (1)

Total	1,200,000		Nil

Note:

(1)	Disinterested shareholders will be voting to ratify and approve the New Plan at the meeting.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

     Our management is not aware of any indebtedness outstanding by any of our directors, executive officers or any of their associates to us, or any guarantees, support agreements, letters of credit or similar arrangements provided by us to any such persons, at any time since the commencement of our last completed financial year.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

     There were no material interests, direct or indirect, of any of our insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since our last completed financial year or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries, except as disclosed elsewhere in this information circular – proxy statement.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

     Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of our last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the meeting (other than the election of directors or the appointment of auditors).

OTHER MATTERS

     Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

     Additional financial information regarding our business is contained in the audited consolidated financial statements and management's discussion and analysis for the fiscal year ended December 31, 2004.

     Additional information regarding our business including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com. Our securityholders may contact us to request a copy of our consolidated financial statements and management's discussion and analysis at:

     Sutcliffe Resources Ltd.
     420, 625 Howe Street
     Vancouver, British Columbia
     V6C 2T6

     Phone: (604) 608-0223
     Fax: (604) 608-0334

APPROVAL

     The contents and sending of this information circular – proxy statement have been approved by our directors.

Dated: December 30, 2005

(Signed) Laurence Stephenson	(Signed) Susan Wong
President and as Chief Executive Officer	Chief Financial Officer